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                                                                    Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                        GUANGSHEN RAILWAY COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China)

                                (Stock Code: 525)

                   EXTENSION OF TIME FOR DESPATCH OF CIRCULAR
                     CONSTRUCTION OF THE FOURTH RAILWAY LINE
             DISCLOSEABLE TRANSACTION AND POSSIBLE MAJOR TRANSACTION

Reference is made to the announcement of the Company dated 15 May 2006 in respect of a discloseable transaction and a possible major transaction regarding the construction of the Fourth Railway Line and the announcement of the Company dated 6 June 2006 in respect of an extension of time for despatch of the Circular.

An application has been made to the Stock Exchange for a further extension of time to despatch the Circular to the Shareholders on or before 17 July 2006.

Reference is made to the announcement of the Company dated 15 May 2006 in respect of a discloseable transaction and a possible major transaction regarding the construction of the Fourth Railway Line (the "Announcement") and the announcement of the Company dated 6 June 2006 in respect of an extension of time for despatch of the Circular (as defined below) (the "Extension Announcement"). Terms used herein shall have the same meaning as defined in the Announcement unless otherwise defined herein.

In accordance with Rule 14.38 of the Listing Rules, the Company is required to send a circular (the "Circular") to the Shareholders within 21 days after the publication of the Announcement, that is on or before 6 June 2006. The Stock Exchange has granted a waiver from strict compliance with Rule 14.38 of the Listing Rules on the condition that the Circular will be despatched to the Shareholders on or before 27 June 2006.

Subsequent to the Extension Announcement, meetings between the Company

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and its auditors were held to discuss the compilation and verification of certain financial information, including a detailed cash flow forecast to facilitate the Company's auditors to issue a letter regarding the statement as to sufficiency of working capital pursuant to Rule 14.66(4) of the Listing Rules. As additional time is required for such compilation and verification, the Company has made an application to the Stock Exchange for a further extension of time to despatch the Circular to the Shareholders on or before 17 July 2006.

By Order of the Board
GUANGSHEN RAILWAY COMPANY LIMITED
GUO XIANGDONG
Company Secretary

Shenzhen, PRC, 26 June 2006

As at the date of this announcement, the Board comprises: the executive directors of the Company, Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company, Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company, Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.